June 8, 2007

VIA:    USPS AND EDGAR

Adam Langley
Chief Compliance Officer
Aspen Partners, Ltd.
1230 Peachtree Street, N.E.
Suite 1750
Atlanta, GA 30309


Mr. Michael McTiernan,
Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop: 4561
Washington, D.C. 20549


Re:	Aspen Diversified Fund LLC
        Form 10/A
        File No. 0-52544
        Filed May 15, 2007


Dear Mr. McTiernan:

     This letter is provided in response to your comment letter of May 23, 2007 (the "Comment Letter"), regarding your review of the amended Form 10/A for Aspen Diversified Fund LLC (the "Fund"), filed with the Securities and Exchange Commission (the "Commission") on May 15, 2007 (File No. 0-52544) (the "Registration Statement").

     The following responses to the Comment Letter are keyed to correspond to the Comment Letter. The Fund has revised the Form 10/A and has refiled today in accordance with the responses set forth below.

     Capitalized terms used in the responses in this letter and not otherwise defined have the meaning set forth in the Registration Statement.


General

1. We note your response to comment 3. Please remove the reference to your continuous offering at the top of page 20 and elsewhere in the registration statement.

                                      -1-
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Response:

All references to the Fund's continuous offering have been deleted and the Registration Statement has been revised accordingly.

2. We note your response to comment 4. Please be advised that we have referred the issue to the Division of Investment Management. They may contact you with any additional questions.

Response:

We have been in communication with Susan Galt-Brown of the Division of Investment Management and have responded to her questions.


Other Clients of the Porfolio Managers..., page 11

3. We note your response to comment 11. However, the first sentence of the risk factor as currently drafted indicates that the portfolio managers, managing members and the sub-advisor currently managed additional accounts. Please revise accordingly.

Response:

The first sentence of the risk factor has been revised to replace the word "Possible" with the word "Potential." The second sentence of the last paragraph on page 9 of the amended Form 10/A has been replaced with the following sentence:

    "The Portfolio Managers, the Managing Member and the Sub-Advisor may at times manage futures and forward accounts or Investee Pools other than the Fund, including, possibly, accounts in which the Portfolio Managers, the Managing Member and the Sub-Advisor, their principals and employees have significant investments."


Identification of Directors and Officers, page 15

4. We note your response to comment 15. Please clearly disclose the positions held by Messrs. Banwart and Standrod at the managing member over the past five years.

                                      -2-
===============================================================================

Response:

The biographies on page 16 of the amended Form 10/A have been revised to include the requested information.


Exhibit 19

5. Please update the financial statements of Aspen Diversified Fund LLC in accordance with Rule 3-12 of Regulation S-X.

Response:

Interim financial statements have been provided as Exhibit 2 of the revised Registration Statement and have been referenced in response to Item 2.


Independent Auditors' Report, page 1

6. As previously requested, please revise to include the reports of the other auditors that were referenced in the Independent Auditors' Report issued by Williams, Benator & Libby, LLP on May 20, 2007. We may have further comment after reviewing the audit reports.

Response:

Audit reports of the Investee Pools which were used in preparation of the Independent Auditors' Report issued by Williams, Benator & Libby, LLP have been mailed to you for your review. These reports are available to us only in PDF format and cannot be converted to text format for inclusion in our EDGAR filing without unreasonable burden. In addition, as these are audit reports of private offerings unaffiliated with the Registrant, we do not have the authority to make them a part of a public filing. We are not aware of any rule or regulation requiring these reports to be included as a part of the Independent Auditors' Report issued by Williams Benator & Libby, LLP.


Notes to Financial Satements, page 5

Note B -- Investments in Investment Funds, page 8

7. We note your revisions to Note B. In your next amendment, please categorize your investments by type, country or geographic region and industry as required by paragraph 11(a) of SOP 95-2.

                                      -3-
===============================================================================

Response:

Investments have been categorized by geographic region on page 10 of the revised Independent Auditors' Report. (Exhibit 1 of the Registration Statement). We have also added a sentence to the end of the paragraph following the geographic categorization indicating that investments are comprised of only one industry (i.e., commodity pools). This information is also disclosed in response to Item 1(b) of Form 10.

                      *               *               *

An amended Form 10/A to supersede the previously filed Form 10/A has been filed via EDGAR on June 8, 2007.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (404) 879-5130 or via email at alangley@aspenpartners.com.


Sincerely,

/s/ Adam Langley

Adam Langley
Chief Compliance Officer

                                      -4-
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